UNITED STATES
SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No )*

POINT.360
(Name of Issuer)

Common Stock
(Title of Class of Securities)

730507100
(CUSIP Number)

Steven A. Anderson, Esq.
c/o Whittier Trust Company
1600 Huntington Drive, South Pasadena, CA 91030 (626) 441-5111
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	730507100

1. Name of Reporting Person	Whittier Holdings, Inc.

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Citizenship or Place of Organization	Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power	-0-

	6. Shared Voting Power	1,484,643

	7. Sole Dispositive Power	-0-

	8. Shared Dispositive Power	1,484,643

9. Aggregate Amount of Beneficially Owned by Each Reporting Person	1,484,643

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11. Percent of Class Represented by Amount in Row (9)	14.12%

12. Type of Reporting Person	HC

CUSIP No.	730507100

1. Name of Reporting Person	Whittier Trust Company

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Citizenship or Place of Organization	California

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power	-0-

	6. Shared Voting Power	1,484,643

	7. Sole Dispositive Power	-0-

	8. Shared Dispositive Power	1,484,643

9. Aggregate Amount of Beneficially Owned by Each Reporting Person	1,484,643

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11. Percent of Class Represented by Amount in Row (9)	14.12%

12. Type of Reporting Person	BK

CUSIP No.	730507100

1. Name of Reporting Person	The Whittier Trust Company of Nevada, Inc.

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Citizenship or Place of Organization	Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power	-0-

	6. Shared Voting Power	1,484,643

	7. Sole Dispositive Power	-0-

	8. Shared Dispositive Power	1,484,643

9. Aggregate Amount of Beneficially Owned by Each Reporting Person	1,484,643

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11. Percent of Class Represented by Amount in Row (9)	14.12%

12. Type of Reporting Person	BK

Item 1(a).	Name of Issuer

Point.360 (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2701 Media Center Drive, Los Angeles, CA 90065

Item 2(a).	Name of Person(s) Filing

(i)          Whittier Holdings, Inc., a Nevada corporation and holding company of WTC and WTCN (“WHI”);

(ii)         Whittier Trust Company, a California corporation and a California state-chartered trust company (“WTC”);

(iii)        The Whittier Trust Company, a Nevada corporation and a Nevada state-chartered trust company (“WTCN”).

Item 2(b).	Address of Principal Business Office

The address of the principal business office of WHI and WTCN is 100 W. Liberty St., Suite 890, Reno, NV 89501. The address of the principal business office of WTC is 1600 Huntington Drive, South Pasadena, CA 91030.

Item 2(c)	Citizenship or Place of Organization

WHI and WTCN are Nevada corporations. WTC is a California corporation.

Item 2(d).	Title of Class of Securities

Common Stock

Item 2(e).	CUSIP Number:

730507100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person is filing a:

(a) ☐ A broker or dealer under Section 15 of the 1934 Act
(b) ☐ A bank as defined in Section 3(a)(6) of the 1934 Act
(c) ☐ An insurance company as defined in Section 3(a) (19) of the 1934 Act
(d) ☐ An investment company registered under Section 8 of the Investment Company Act of 1940
(e) ☐ An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E)
(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)
(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
(i) ☐ A church plan that is excluded from the definition of Investment Company under Section 3(c)(14) of the Investment Company Act of 1940
(j) ☒ A group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Item 4.	Ownership

(a)	Amount Beneficially Owned:

WHI, WTC and WTCN, as a group, beneficially own 1,484,643 shares of Issuer. As of July 31, 2008, the group crossed the 5% threshold. As of July 31, 2011, the group crossed the 10% threshold.

(b)	Percent of Class:

14.12%

(c)	Number of shares as to which the person has:

(i) sole power to vote or to direct the vote
(ii) shared power to vote or to direct the vote
(iii) sole power to dispose or to direct the disposition
(iv) shared power to dispose or to direct the disposition

See Items 5-8 of cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

WHI is classified as a holding company (HC), and WTC and WTCN are both classified as banks (BK). See the Item 2.a. above for further details.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Each of the Reporting Persons hereby makes the following certification:

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WHITTIER HOLDINGS, INC.

Date: March 19, 2012	By: /s/ Steven A. Anderson
Steven A. Anderson
Vice President

WHITTIER TRUST COMPANY

Date: March 19, 2012	By: /s/ Steven A. Anderson
Steven A. Anderson
Executive Vice President

THE WHITTIER TRUST COMPANY OF NEVADA, INC.

Date: March 19, 2012	By: /s/ Steven A. Anderson
Steven A. Anderson
Executive Vice President

EXHIBIT 1

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

WHITTIER HOLDINGS, INC.

Date: March 19, 2012	By: /s/ Steven A. Anderson
Steven A. Anderson
Vice President

WHITTIER TRUST COMPANY

Date: March 19, 2012	By: /s/ Steven A. Anderson
Steven A. Anderson
Vice President

THE WHITTIER TRUST COMPANY OF NEVADA, INC.

Date: March 19, 2012	By: /s/ Steven A. Anderson
Steven A. Anderson
Executive Vice President